Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to the Registration Statement No. 333-133317 of our report dated April 10, 2006, relating to the consolidated financial statements and financial statement schedule of EPL Intermediate, Inc. [which report expresses an unqualified opinion and includes an explanatory paragraph related to the acquisition of El Pollo Loco, Inc. and its parent entities, EPL Intermediate, Inc. and EPL Holdings, Inc., on November 18, 2005, by Chicken Acquisition Corp. and certain other parties] appearing in the Prospectus, which is part of such Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

October 10, 2006